UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 21, 2026

Commission File Number 001-37974

VIVOPOWER PLC

(Translation of registrant’s name into English)

Suite 4, 7th Floor, 50 Broadway,

London, United Kingdom,

SW1H 0DB

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

VivoPower Shortlists AI Tenants for 41.5MW Norway AI Data Center After Receiving Multiple Bids

On May 21, 2026, VivoPower PLC (the “Company” or “VivoPower”), today announced that, following the completion of its acquisition of the Mo i Rana data center on April 21, 2026, the Company has completed a formal competitive RFP (request for proposal) selection process to evaluate prospective tenants and has now shortlisted selected AI operator tenants. The selection process has been conducted in a manner consistent with the Company’s Power-to-X strategy to ensure the highest and best use case for its power infrastructure assets.

Short List Process Overview

VivoPower’s management team has worked closely with external partner advisors to identify tenants whose commercial terms, operational requirements, and strategic fit best serve the interests of VivoPower shareholders. Multiple formal offers were received, including offers to acquire all or part of the asset at a material premium to VivoPower’s acquisition price. The acquisition offers were rejected on the basis that the Company believes there is materially higher value to transitioning to dedicated AI digital infrastructure to powered shell level and leasing it out to AI operators for 10+ years.

The process evaluated candidates based on the following criteria:

●	Commercial terms include lease rate per megawatt, contract tenor, and payment structure;
●	Financial strength and credit quality;
●	Operational alignment, including deployment timeline, workload characteristics, and integration with the site’s existing infrastructure;
●	Strategic fit with VivoPower’s broader sovereign AI infrastructure strategy and B Corp governance principles; and
●	Optionality for capacity expansion upon regulatory approval of the additional 40MW of permitted capacity.

VivoPower is now working to finalize the transaction with the selected AI operator(s), with a target for agreement by June 30, 2026.

Asset Overview

Mo i Rana is a fully operational 41.5MW data center facility located in the Mo i Rana industrial precinct in northern Norway. The site is powered by 100% renewable hydroelectric energy at a cost below US$0.035/kWh — among the lowest power costs for data centers in Europe and the world. An additional 40MW of expansion capacity has the potential to be energized within the next 18 to 24 months, subject to regulatory approval, which would bring the total site capacity to over 80MW.

This Report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520) and Form F-3 (File No. 333-292437).

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws.

This announcement contains forward-looking statements including, but not limited to, the Company’s ability to maintain or improve current EBITDA levels, the potential for operational efficiencies, the successful positioning of the Mo i Rana site for AI compute applications, the outcome and timing of the tenant selection process, the Company’s ability to enter into agreements with prospective tenants on favorable terms, the potential expansion of site capacity, and the Company’s ability to successfully integrate the acquired operations and realize anticipated efficiencies and financial results. These statements are “targets” and “projections” only. Actual results may differ materially due to risks including: (i) fluctuations in input prices; (ii) delays in AI hardware procurement; (iii) regulatory delays affecting capacity expansion; (iv) the timing and outcome of the RFP process; (v) the Company’s ability to secure and retain tenants; (vi) changes in power availability or pricing; (vii) general market volatility; and (viii) the Company’s ability to successfully integrate the acquired operations and realize anticipated efficiencies.

Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Non-GAAP Financial Measures

This release may contain non-GAAP financial measures, including EBITDA. The Company believes these measures provide useful information but should not be considered in isolation or as a substitute for GAAP financial measures. A reconciliation to the most directly comparable GAAP measure is not available without unreasonable effort.

No Offer or Solicitation

This Report on Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This Report on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

EXHIBIT INDEX

Exhibit 99.1—	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 21, 2026	VivoPower PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman